Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors of

    Regency Centers Corporation,

    the general partner of

    Regency Centers, L.P.:

We consent to the incorporation by reference in the registration statement (No. 333 -149856) on Form S–3ASR of Regency Centers, L.P. of our reports dated March 1, 2011, with respect to the consolidated balance sheets of Regency Centers, L.P. as of December 31, 2010 and 2009, and the related consolidated statements of operations, capital and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 10–K of Regency Centers Corporation and Regency Centers, L.P.

/s/ KPMG LLP

March 1, 2011

Jacksonville, Florida

Certified Public Accountants